C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/071/07

BY AIRMAIL

31st July, 2007

07025911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

dlw 8/13

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 31st July, 2007 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Results of the Special General Meeting held on 25 July 2007

   Date : 25th July, 2007

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 25 JULY 2007

The Directors are pleased to announce that the ordinary resolutions approving the Continuing Connected Transactions have been duly passed by way of poll at the Special General Meeting held on 25 July 2007.

Reference is made to the circular of the Company dated 29 June 2007 (the "Circular") in relation to the Continuing Connected Transactions. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the ordinary resolutions approving the Continuing Connected Transactions have been duly passed by way of poll at the special general meeting of the Company (the "Special General Meeting") held on 25 July 2007.

As at the date of the Special General Meeting, the number of issued shares of the Company was 2,889,730,786 shares. In accordance with the Listing Rules and as disclosed in the Circular, the Chearavanont Shareholders and their respective associates (who collectively are interested in 1,486,108,445 shares representing approximately 51.43% of the total issued share capital of the Company as at the date of the Special General Meeting) abstained from voting in relation to all the resolutions proposed at the Special General Meeting. The total number of shares entitling the Independent Shareholders to attend and vote for or against all the resolutions proposed at the Special General Meeting was 1,403,622,341 shares, representing approximately 48.57% of the total issued share capital of the Company as at the date of the Special General Meeting. No shareholder of the Company who is eligible to attend the Special General Meeting but is only entitled to vote against the resolutions.

Details of the poll results in respect of the ordinary resolutions proposed at the Special General Meeting are as follows:

Ordinary Resolutions	FOR	AGAINST	Total number of votes
	Votes (%)	Votes (%)	
Resolution no. 1 to approve the CTEI-CCT Agreement and the related caps	293,890,611 (100%)	0 (0%)	293,890,611
Resolution no. 2 to approve the CPH-CCT Agreement and the related caps	293,890,611 (100%)	0 (0%)	293,890,611

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as scrutineer for the Special General Meeting for the purposes of taking and monitoring the poll voting.

On behalf of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 25 July 2007

As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely, Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/072/07

BY AIRMAIL

31st July, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 31st July, 2007 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Circular - Discloseable Transaction: Provision of Guaranty by a Wholly-owned Subsidiary
   Date : 23rd July, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in C.P. Pokphand Co. Ltd., you should at one hand this circular to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

DISCLOSEABLE TRANSACTION
PROVISION OF GUARANTY BY A WHOLLY-OWNED SUBSIDIARY

23 July 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise.

"Board"	the board of directors of the Company
"CCFL"	卡特彼勒(中國)融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.), a company incorporated in the PRC
"CPP" or "the Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPP Group"	CPP and its subsidiaries
"Directors"	the directors of CPP
"ECI Metro"	ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% equity interest through its wholly-owned subsidiary EKCM
"ECI Metro Group"	ECI Metro and its wholly-owned subsidiaries
"EKCM"	Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company
"Guaranty"	the guaranty dated 4 July 2007 entered into by EKCM in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	18 July 2007, being the latest practicable date for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Obligations"	all present and future indebtedness of the ECI Metro Group to CCFL
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States of America

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*
Mr. Ma Chiu Cheung, Andrew*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

23 July 2007

To Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTION
PROVISION OF GUARANTY BY A WHOLLY-OWNED SUBSIDIARY

A. INTRODUCTION

Reference is made to the announcement issued by the Company on 4 July 2007 with respect to the Guaranty entered into by EKCM, a wholly-owned subsidiary of the Company, in favour of CCFL. CCFL is a third party independent of the Company and connected persons of the Company. The purpose of this circular is to provide you with further information regarding the Guaranty.

B. THE GUARANTY

(a) Date

The Guaranty was executed on behalf of EKCM on 4 July 2007.

(b) Parties

EKCM acting as guarantor in favour of CCFL.

(c) Details of the Guaranty

EKCM has entered into the Guaranty in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million, on the basis of joint and several liability with the ECI Metro Group.

(d) Term

The Guaranty shall expire on 17 April 2010.

C. INFORMATION ON THE PARTIES

The CPP Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

CCFL is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of construction machinery and tools under the Caterpillar brand name. CCFL is a third party independent of the Company and connected persons of the Company.

D. REASONS FOR THE GUARANTY

ECI Metro is a jointly controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% equity interest. The other shareholder which holds 50% of ECI Metro and its ultimate beneficial owners are, to the best knowledge, information and belief of the Directors, parties independent of the CPP Group and any connected person of the Company. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC. ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to provide such loans against, amongst other things, the guarantee to be provided by EKCM as provided in the Guaranty.

EKCM is guaranteeing up to the maximum amount of US$19 million of liability of the total maximum liability of US$38 million of the ECI Metro Group towards CCFL under the Obligations. This arrangement is reflective of the equal shareholding held by both shareholders in ECI Metro.

As the Guaranty constitutes a contingent liability of the CPP Group, there is no current material financial impact on the Company's earnings, assets or liabilities.

E. LISTING RULES IMPLICATIONS

The Guaranty constitutes a discloseable transaction of the Company and is subject to the announcement and circular requirements set out in Rules 14.34 and 14.38 of the Listing Rules.

F. GENERAL

Your attention is also drawn to the further information contained in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to CPP. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of CPP in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Long position in shares or underlying shares of CPP

Name of Director	Number of Shares held, capacity and nature of interest		Total number of Shares in CPP	Approximate percentage of issued share capital of CPP
	Beneficially owned	Through controlled corporation		*(%)*
Mr. Sumet Jiaravanon	1,004,014,695	-	1,004,014,695	34.74

(ii) Directors' interests in share options granted by CPP

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10 April 1992 which expired on 10 April 2002 and the existing share option scheme (the "Existing Scheme") adopted by CPP on 26 November 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for shares in the capital of CPP under the Old Scheme and the Existing Scheme were as follows:

Name of Directors	*Date of grant*	Number of shares issuable upon exercise of options held as at Latest Practicable Date	Price per share to be paid on exercise of options	Approximate percentage of shareholding
			HK$	*(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Thanakorn Seriburi	10 August 1998	17,500,000	0.3875	0.6056
	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of CPP had any interest or short position in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of CPP) had the following interests or short positions in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CPP Group.

Name of Shareholder	Capacity/Nature of interest	*Notes*	Number of shares of CPP *Note 1*	Approximate percentage of issued share capital of CPP *(%)*
Krung Thai Bank Public Company Limited	Person having a security interest in shares	2	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	Beneficial owner	3	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	3	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	Beneficial owner	4	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54

Notes:

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

3. CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares as the said shares have been pledged as security to Krung Thai Bank Public Company Limited. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

4. Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of CPP) had an interest or a short position in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CPP Group.

COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the CPP Group which falls to be disclosed under the Listing Rules.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the CPP Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

LITIGATION

Neither CPP nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against CPP or any of its subsidiaries.

MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the CPP Group since 31 December 2006 (the date to which the latest published audited consolidated accounts of the CPP Group were made up).

GENERAL

(a) The qualified accountant of CPP is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

(b) The secretary of CPP is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(c) The branch share registrars of CPP in Hong Kong is Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

須予披露交易
一家全資附屬公司提供擔保

二零零七年七月二十三日

目　錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司之董事會
「卡特融資」	指	卡特彼勒(中國)融資租賃有限公司，一家於中國成立之公司
「卜蜂國際」或「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號：43)
「卜蜂國際集團」	指	卜蜂國際及其附屬公司
「董事」	指	卜蜂國際之董事
「ECI Metro」	指	ECI Metro Investment Co. Ltd.，一家於英屬維爾京群島成立之公司，並由本公司透過EKCM(本公司之全資附屬公司)持有其50%股本權益
「ECI Metro集團」	指	ECI Metro及其全資附屬公司
「EKCM」	指	Ek Chor China Motorcycle Co. Ltd.，一家於百慕達註冊成立之公司，並為本公司之全資附屬公司
「擔保」	指	日期為二零零七年七月四日由EKCM就ECI Metro集團之該責任向卡特融資作出之擔保
「港元」	指	香港之法定貨幣港元
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零七年七月十八日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「該責任」	指	任何ECI Metro集團現時及將來欠付卡特融資之債務
「中國」	指	中華人民共和國(惟在此通函並不包括香港、澳門特別行政區及台灣)

「證券條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國法定貨幣

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
Kowit Wattana先生*
Sombat Deo-isres先生*
馬照祥先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
夏愨道十六號
遠東金融中心
二十一樓

敬啟者：

須予披露交易
一家全資附屬公司提供擔保

A. 緒言

茲提述本公司於二零零七年七月四日就有關EKCM(本公司一家全資附屬公司)向卡特融資提供擔保而發出之公佈。卡特融資乃本公司及本公司之關連人士以外之獨立第三方。本通函旨在為　閣下提供有關擔保之進一步資料。

B. 擔保

(a) 日期

EKCM於二零零七年七月四日簽訂擔保。

(b) 訂約方

EKCM作為擔保方向卡特融資提供擔保。

(c) 擔保之詳情

EKCM簽訂擔保，按與ECI Metro集團共同及個別承擔責任之基準，向卡特融資擔保ECI Metro集團之該責任至最高上限19,000,000美元。

(d) 年期

擔保將於二零一零年四月十七日到期。

C. 訂約方之資料

卜蜂國際集團主要從事農產品貿易、經營飼料及家禽業務、產銷摩托車與汽車配件及物業與投資控股。

卡特融資主要於中國從事有關購買及／或出租「卡特彼勒」品牌之工程機械及器具之融資。卡特融資乃本公司及本公司之關連人士以外之獨立第三方。

D. 擔保之原因

ECI Metro乃本公司全資附屬公司EKCM持有其50%股本權益之一家共同控制公司。就董事所知、盡悉及確信，持有ECI Metro 50%股本權益之另一位股東及其最終實益擁有者乃卜蜂國際集團及本公司任何關連人士以外之獨立方。ECI Metro為一家於中國西部代理「卡特彼勒」品牌之工程機械及器具之唯一代理商。ECI Metro集團已借貸，並將繼續向卡特融資借貸，以購買「卡特彼勒」品牌之工程機械及器具，而卡特融資已同意提供該等貸款，條件為(其中包括)EKCM按擔保項下提供擔保。

EKCM提供擔保最高上限為19,000,000美元，而ECI Metro集團於該責任項下欠付卡特融資之總負債最高上限為38,000,000美元。此安排反映出ECI Metro雙方股東於ECI Metro持有相等股權。

由於擔保為卜蜂國際集團之一項或然負債，故對本公司之現時盈利、資產或負債並無重大財務影響。

E. 上市規則之含義

根據上市規則，擔保構成本公司之須予披露交易，並須遵守上市規則第14.34及14.38條下之公告及通函之規定。

F. 其他資料

敬希垂注載列於本通函附錄之資料。

此致

列位股東 台照

承董事會命
董事
何平僊
謹啟

二零零七年七月二十三日

責任聲明

本通函載有就遵守上市規則之規定而提供有關卜蜂國際資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，卜蜂國際董事及主要行政人員於卜蜂國際或任何聯營公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會卜蜂國際及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會卜蜂國際及聯交所之權益或淡倉如下：

(i) 持有卜蜂國際之好倉股份或相關股份

董事名稱	持有股份數目、權益資格及性質 實益擁有	控制公司權益	持有卜蜂國際股份總數	持有卜蜂國際已發行股本之概約百份比 (%)
謝中民先生	1,004,014,695	–	1,004,014,695	34.74

(ii) 董事於卜蜂國際之購股權之權益

根據卜蜂國際於一九九二年四月十日採納，並已於二零零二年四月十日屆滿之舊購股權計劃(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購卜蜂國際股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價 港元	股權之概約百份比 (%)
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，卜蜂國際董事及主要行政人員概無於卜蜂國際或其任何相聯法團(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會卜蜂國際及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會卜蜂國際及聯交所之任何權益或淡倉。

根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向卜蜂國際披露之權益或淡倉；或直接或間接擁有在任何情況下於卜蜂國際及其附屬公司(「本集團」)任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	**權益資格／性質**	*附註*	**卜蜂國際股份數目** *附註1*	**卜蜂國際已發行股本之概約百分比** *(%)*
Krung Thai Bank Public Company Limited	抵押權益	2	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	實益擁有者	3	1,004,014,695 (L及S)	34.74
C.P. Intertrade Co., Ltd.	控制公司權益	3	1,004,014,695 (L及S)	34.74
Worth Access Trading Limited	實益擁有者	4	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	控制公司權益	4	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	控制公司權益	4	1,059,190,000 (L)	30.54

附註：

1. 「L」代表好倉，而「S」代表淡倉。

2. Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

3. CPI Holding Co., Ltd.實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份(該等股份已作抵押擔保予Krung Thai Bank Public Company Limited)。C.P. Intertrade Co., Ltd.亦公佈因擁有CPI Holding Co., Ltd.之股權，故同樣擁有該等股份之權益。

4. Worth Access Trading Limited擁有1,059,190,000股好倉股份(包括481,250,000股股份及隨附577,940,000股認股權證)。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access Trading Limited之股權，故同樣擁有1,059,190,000股股份之權益。同時，Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向卜蜂國際披露之規定所存置登記冊內權益或淡倉，或直接或間接擁有在任何情況下於卜蜂國際集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何可與卜蜂國際集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

服務合約

於最後實際可行日期，董事或建議董事概無與卜蜂國際或其集團之任何成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

訴訟

卜蜂國際或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，卜蜂國際或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

重大逆轉情況

董事概不知悉，自二零零六年十二月三十一日(卜蜂國際集團最近期經審核綜合賬目之編製日期)以來，卜蜂國際集團之財政狀況或經營前景概無任何重大逆轉。

一般事項

(a) 卜蜂國際之合資格會計師為黃佩珊小姐，彼為香港會計師公會之會員及特許公認會計師公會之資深會員。

(b) 卜蜂國際之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

(c) 卜蜂國際於香港之股份過戶登記分處為香港中央登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-7室。

(d) 本通函備有中英文本，惟應以英文本為準。

END